

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2009

<u>VIA U.S. MAIL</u>

Sang-Chul Kim
Chairman
North Shore Acquisition Corp.
545-7 Dogok-Dong
SoftForum B/D, 7th Floor
Gangnam-Gu, Seoul Korea 135-270

> **Re:** **North Shore Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed: November 6, 2009**
> **File No. 000-52875**

Dear Mr. Kim:

We have completed our review of your filing and have no further comments at this time.

Regards,

Julie F. Rizzo
Attorney-Advisor